Deyu Agriculture Corp.
Room 808, Tower A
Century Centre, 8 North Star Road
Beijing, People’s Republic of China

October 18, 2010

VIA EDGAR and FEDERAL EXPRESS
Mr. Sirimal R. Mukerjee, Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:  Deyu Agriculture Corp.
                        Amendment No. 3 to Registration Statement on Form S-1
        Filed October 6, 2010
        File No. 333-167527

Dear Mr. Mukerjee:

Per our phone conversation on Friday, October 15, 2010, we have submitted Amendment No. 4 to Registration Statement on Form S-1 for Deyu Agriculture, Inc. to address the one comment that we received from the Securities and Exchange Commission.  Accordingly, we have amended the Registration Statement on Form S-1 to disclose and clarify that Customer A, as listed on the Registration Statement, is Yihai Trading Co., Ltd.

Yihai Trading Co., Ltd. accounts for a large percentage of our gross revenue.  In Note 13 to our financial statements for the quarter ended June 30, 2010 (on page F-16) and in Note 13 to our audited financial statements for the year ended December 31, 2009 (on page F-38), the reference to “one customer” refers to Yihai Trading Co., Ltd.  Additionally, in the Registration Statement, the tables that disclose our largest customers have all been revised to replace Customer A with Yihai Trading Co., Ltd., our largest customer in both the corn and grain division of our operations.

The Company acknowledges that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Jianming Hao
CEO and Director